

September 26, 2011

Via E-mail
Charles Bland
Chief Executive Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

> **Re: M/A-COM Technology Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended September 9, 2011**
> **File No. 333-175934**

Dear Mr. Bland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment number 1; however, nothing in your disclosure suggests that you actually sell airplanes, auto navigation systems, smartpads, satellite dishes or any of the other products depicted above the semiconductors, despite your confirmation that you sell all products pictured. Please revise so that it is clear what is pictured, and where your products fit within the operation of the pictured items. Excessive text will not comply with plain English principles.

2.   We note your responses to our prior comment numbers 13, 14, 38, and 39 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement.

Please note that we may have further comment upon our review of your revised disclosures.

Prospectus Summary, page 1

3.   We note your response to prior comment 4 and the supplemental information provided in response to that comment; however, you must present the information in your prospectus in a clear, concise and understandable manner. Please revise your summary so that it is clear what products you produce and how they are used by your customers, in a way that an average investor, not in your industry, can understand.

4.   Refer to prior comment 5. If you choose to selectively disclose certain of your top 25 customers, you must have a reasoned and objective basis for the selection. Please revise or advise.

Share-based compensation, page 55

5.   We note from your response to our prior comment 17 that your board of directors considered the valuation reports (which are prior to the dates of your equity grants) along with other factors in arriving at the estimated fair values on each grant date. As previously requested, please tell us whether your fair value valuation of the underlying common stock as of each grant date was contemporaneous or retrospective. Please disclose this fact in the notes to your financial statements.

6.   Please continue to update your disclosure on page 58 through 60 to address any additional stock option or restricted stock issuances on a go forward basis. Additionally, please update your disclosure to discuss the difference between the estimated IPO price and the fair value determined on the underlying common stock as of the date of your most recent stock option grant or equity issuance. This discussion should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the underlying common stock fair value between these periods.

Business, page 63

7.   It appears you have not provided a complete description of the general development of your subsidiaries for the past five years; therefore, to that extent, we reissue prior comment 20.

Index to Financial Statements, page F-1

Note 3. Mergers and Acquisitions, page F-17

Acquisition of M/A-Com Tech Business, page F-18

8.   We note from your response that you accounted for this acquisition transaction of the M/A-Com Tech Business as a business combination in accordance FASB ASC 805 (formerly SFAS 141(R)). In light of the effective date guidance under paragraph 74 of SFAS 141(R), please explain to us why you believe FASB ASC 805(formerly SFAS 141(R)) is the applicable guidance to use in accounting for this business acquisition of the M/A-Com Tech Business. As part of your response, please explain why the prior guidance of SFAS 141 would not be the applicable literature to follow in accounting for this acquisition transaction based on your facts and circumstances.

9.   Additionally, please provide us with the fair value adjustments you recorded on March 30, 2009 for each acquired asset, and provide us with a description of the methods and assumptions used in estimating the fair value of each acquired asset.

Note 16. Share-based Compensation Plans, page F-32

10.   Please refer to prior comment 35. Please continue to update your disclosures to address any additional stock option or restricted stock issuances as you update your financial statements on a go forward basis. Please be advised that we may have further comment upon our review of your revised disclosures.

Note 17. Preferred Stock, page F-34

11.   Please refer to prior comment 36. We note your response to our comment provides a tabular reconciliation of the proceeds of the Class B issuance to the amount recorded within temporary equity. To assist investors in understanding the allocation of the Class B proceeds, please revise the filing to include this tabular reconciliation.

12.   In this regard, we note the disclosure on page F-36 that the redeemable preferred stock is initially recorded at original issuance price less any direct costs incurred, which does not clearly describe your allocation methodology. Accordingly, please revise your disclosure to describe how you initially recorded your redeemable convertible preferred stock.

Exhibits and Financial Statement Schedules, page II-3

13.   Please provide us with your legal analysis that shows how you determined that you may omit portions of exhibits required to be filed under Item 601(b)(2) on the basis of your determination that they are not material to an investment decision. Cite all authority on which you rely.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3528 with any other questions.

Sincerely

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Jason Day, Esq.
                Perkins Coie LLP